Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 13, 2020

Re:	Wizard Entertainment, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed December 26, 2019
File No. 024-11070

Dear Ms. Ransom:

Thank you for your comments of January 8, 2020 regarding the Offering Statement of Wizard Entertainment, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Compensation of Directors and Executive Officers, page 39

1.	Please provide the compensation disclosure required by Item 11(a)-(b) of Part II of Form 1-A for 2019, your last completed fiscal year.

The Company has revised its disclosures to include compensation information for the fiscal year ended December 31, 2019.

Thank you again for the opportunity to respond to your questions to Amendment No. 3 the Offering Statement of Wizard Entertainment, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: John Maatta

Chief Executive Officer

Wizard Entertainment, Inc.

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049